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                                                                    EXHIBIT 20.1

[CAPROCK LOGO]


NEWS RELEASE
CONTACT:

Andrew Roberts                      Kendra Rasmussen
CapRock                             M/C/C
(972) 982-9550                      (972) 480-8383
InvestorRelations@caprock.com       kendra_rasmussen@mccom.com

               CAPROCK COMMUNICATIONS NAMES LEO J. CYR PRESIDENT
                          AND CHIEF OPERATING OFFICER

     Former MCI WorldCom executive brings 15 years of telecom experience

DALLAS - OCT. 19, 1999 - CapRock Communications Corp. (Nasdaq: CPRK) today announced that Leo J. Cyr has been named President and Chief Operating Officer and nominated to fill a vacant seat on its Board of Directors.

Most recently, Cyr was senior vice president of MCI WorldCom's intelligent network architecture and development organization. Cyr's responsibilities included designing and maintaining intelligent network systems for voice and data products supporting MCI WorldCom's domestic and international business units and all international ventures.

Cyr spent 13 years with MCI in various operational positions, which included Senior Vice President - Engineering, Vice President - Wireless Communications Engineering, Vice President - Local Enterprises and Director of Network Operations. Additionally, in between employment periods at MCI WorldCom, Cyr was President, CEO and Co-Founder of Unisite, Inc., a successful start-up company managing wireless sites supporting multiple wireless operators.

Prior to joining MCI WorldCom, Cyr spent five years in the U.S. Army in the elite Airborne Battalion, and worked with Peat, Marwick Mitchell & Co. as a management consultant. Cyr holds an engineering degree from the U.S. Military Academy.

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CapRock/Leo Cyr
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"Leo's enormous experience in building and operating rapidly growing voice and data networks will be of tremendous benefit to CapRock," said Jere Thompson, Jr., Chairman and CEO of CapRock. "His success in managing all advanced technology efforts at MCI is indicative of his telecommunications knowledge and leadership skills. He has been a leader since West Point, in the U.S. Army, and in fast growth cultures at MCI and Unisite. CapRock's people and our shareholders will benefit from his incredible skill set."

ABOUT CAPROCK

CapRock is a southwestern U.S. facilities-based integrated communications provider (ICP) offering local, long-distance, Internet, data and private line services to business customers. The company also provides switched and dedicated access, regional and international long-distance, private lines and dark fiber to carrier customers. The company is building a 6,100-mile fiber network as well as voice and data networks in six Southwestern states. For more information, visit CapRock's web site at http://www.caprock.com.


Statements contained in this news release regarding expected financial results and other planned events are forward-looking statements, subject to uncertainties and risks. Among many factors that could cause actual results to differ materially from those expected include, but are not limited to, the following: the substantial indebtedness of the Company including the interest charges associated therewith and the financial covenants imposed upon the Company by such indebtedness; the Company's ability to successfully, timely and cost-effectively fund and complete its planned growth, including its fiber network; and, competition in the various segments of the communications industry in which the Company seeks to participate. For an expanded discussion on these and additional risks associated with CapRock's business, please see the documents filed by CapRock Communication Corp. with the U.S. Securities and Exchange Commission.